April 8, 2005

via U.S. mail

Mr. Donald H. Anderson
Chief Executive Officer
TransMontaigne GP L.L.C.
1670 Broadway, Suite 3100
Denver, CO 80202


	Re:	TransMontaigne Partners L.P.
		Form S-1 filed March 9, 2005
		File No. 333-123219

Dear Mr. Anderson:

      We have completed our review of the above filing, and we
have
the following comments.  Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary.    Please be as detailed as
necessary
in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand
your disclosure.   After reviewing this information, we may or may
not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to issue repetitive comments.

2. Confirm that you considered Securities Act Release No. 33-6900 and
Securities Act Industry Guide 5 when preparing this registration statement. Note that 33-6900 states that the requirements of Guide 5
"should be considered, as appropriate, in the preparation of . . . limited partnership offerings." Refer to Sections II.A.3.n9, II.B.2, and II.B.3 of Securities Act Release No. 33-6900 for guidance. We may have additional comments.
3. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials. In addition, please provide us with all sales materials for this offering. Pursuant to Release 33-6900, these materials are subject to our review and comment.

4. We note that you omit information required by Regulation S-K.
Revise your filing to provide all information other than that specified by Rule 430A under Regulation C.  See pages 7, 12 and
148,
for example.   Where information may change prior to
effectiveness,
you may use brackets or another means to indicate this.

5. Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.
Consult
Releases 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

	Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

	We may comment further.

6. Please provide us with all sales materials for this offering.
Pursuant to Release 33-6900, these materials are subject to our review and comment.

7. Where you provide cross-references, consider including page references to facilitate access to the referenced disclosure.

8. Please promptly file via EDGAR all omitted exhibits so that we may review and comment upon them. Ensure that you file as exhibits all documents Item 601(b) of Regulation S-K requires, such as any material contracts with suppliers or customers upon which you are substantially dependent. If you feel that such contracts do not need to be filed, provide us with your basis for not filing such contracts.

Prospectus Cover Page

9. As appropriate, update the status of your application for listing of the common units on the New York Stock Exchange.

10. We suggest that you include each of the applicable risks cited at
Section II.A.3.a of Securities Act Release No. 33-6900 in the bullet list of risk factors. Otherwise, explain to us why you omit any.

11. Disclose in footnote 1 the amount of the structuring fees paid.
Are these the same as the financial advisory fees cited on page
149?

Prospectus Summary, page 1

12. Provide more than a bullet point reference to highlight potential conflicts of interest and the limited fiduciary duties. See page
3,
for example.


Risk Factors, page 17

13. All risk factors should be brief and concise, generally consisting of only one or two short paragraphs at the most. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

14. Revise your Risk Factor subheadings to identify the risk to your business or your investors and to state the potential harm that could result. Refer to the risk "Our revenues" on page 22, for example. Also make sure that your captions are precise and concise.

Cash Distribution Policy, page 40

15. In connection with the minimum quarterly distribution disclosure, we refer you to the Commission`s policy on projections in Item
10(b)
of Regulation S-K.



Distributions of Available Cash, page 40

16. Summarize all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements.


Business, page 67

Environmental Matters, page 86

17. Disclose whether you are in substantial compliance with each of
the identified regulations.   See "Air emissions" on page 88, for
example.  Similarly, confirm that you are not a Potentially
Responsible Party with respect to any of your properties.

Management, page 93

18. As required by Section II.B.2.b of Securities Act Release No.
33-
6900, your compensation disclosure should give investors a clear understanding of the nature and amount of compensation that may be paid. Disclose how your general partner plans to compensate its executive officers. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also disclose the maximum amount that may be paid to your general partner in each category of fees or compensation. If no such maximum exists, so state.

	Executive Compensation, page 95

19. Describe the contracts or the absence thereof in necessary detail.

Conflicts of Interest and Fiduciary Duties, page 104

	Fiduciary Duties, page 108

20. Discuss why you modified the State-law fiduciary duty standards in your limited partnership agreement. Discuss the specific benefits and detriments to your common units as a result of these changes.
See Section II.B.2.d. of Securities Act Release 33-6900.

21. Why does the partnership agreement contain modified standards? Was or is there an expectation that there will be violations of the standards that otherwise would apply? Provide clarifying disclosure here and in the risk factors section, as appropriate.

22. On page 8 and 110, you state that in order to become a limited partner, a common unit holder must agree to be bound by the provisions in the partnership agreement. Explain how you plan to enforce this requirement.

23. Disclose the decisions or types of decisions that the general partner is permitted to make in its sole discretion.

Material Tax Consequences, page 130

24. We may have additional comments on this disclosure once you file the omitted tax opinion as an exhibit. In that regard, please file all omitted exhibits with your next amendment.

Underwriting, page 148

25. We note your statement that "subject to the terms and conditions of the underwriting agreement," the underwriters have severally agreed to purchase from you the common units offered in this registration statement. Please expand your disclosure to identify the conditions that would eliminate the underwriters` obligation to purchase these shares from you.

26. We note that you plan to conduct a Directed Unit Program.
Please:

(a) Clarify the scope and number of related parties that will be able to participate in the program, including identifying whether any of the parties are venture capital firms.

(b) Provide a more detailed description of the Directed Share
Program
and the mechanics of the offering.

(c) Ensure that your beneficial ownership disclosure includes any common units that may be acquired within 60 days.

(d) Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

(e) Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

(f) Provide us with all materials sent and that you plan to send to potential directed share participants.

(g) Describe in adequate detail any account funding requirements.

We may have additional comments.


Exhibits

      Legality Opinion

27. We may have additional comments on this disclosure once you file the omitted opinion as an exhibit. In that regard, please file the legality opinion with your next amendment.


Closing Comments

      Please amend the above registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to Carrie Darling at (202) 942-
2972
or, in her absence, to the undersigned at (202) 942-1870. Direct any correspondence to us at the following ZIP Code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	via facsimile
	Mr. M. Breen Haire
	Baker Botts L.L.P.
	(713) 229-2748

      C. Darling




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TransMontaigne Partners, L.P.
April 8, 2005
page 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE